THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 16, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
 Washington, D.C.  20549

RE:	Hunt Mining Corp. (the “Company”) Amendment No. 5 to Form F-1 SEC File No. 333-182072

Dear Mr. Reynolds:

In response to your comment letter dated July 7, 2014 please be advised as follows:

Hunt Mining Corp. - History

1.	The disclosure relating to material exploration and development activities has been expanded to the present. See page 30.

Plan of Operations During the Next Twelve Months

2.	A more specific plan of operations, including milestones and expenditures related thereto has been provided. See page 54.

Commitments and Contingencies

3.	The section has been revised at page 76 to discuss the matters raised in your comment.

Security Ownership of Certain Beneficial Owners and Management

4.	The table has been revised to reflect the aggregate number of shares owned by Darrick Hunt.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
RE	Hunt Mining Corp. Amendment No. 5 to Form F-1 SEC File No. 333-182072
July 16, 2014
Page 2

5.	The table has been revised as requested.

6.	The table has been revised to reflect the correct amount(s).

7.	The table has been revised to reflect the correct amount(s).

8.	The table has been revised to reflect the correct amount(s).

Material Income Tax Information
9.
Thank you for your comment and related information.  We have deleted all reference to tax consequences as the same are not required.  Item 601(b)(8) of Regulation S-K requires opinions on tax matters for:

filings on Form S-11;
filings to which Securities Act Industry Guide 5 applies;
roll-up transactions; and,
other registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).
The Company has deleted all reference to tax consequences since a discussion of the tax consequences does not appear to be required under the instructions to Form F-1 and 20-F.
Financial Statements

10.	The interim financial statements and MD&A have been deleted from the website. The interim financial statements are not required pursuant to Item 8.A.4 and 5 of Form 20-F.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
RE	Hunt Mining Corp. Amendment No. 5 to Form F-1 SEC File No. 333-182072
July 16, 2014
Page 3

Exhibit 23.1

11.	Exhibit 23.1 has been revised as requested.

Exhibit 23.4

12.	The disclosure requested has been provided.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:            Hunt Mining Corp.